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                                                                       Exhibit 2

               Noel reported a net loss of $22.1 million for the fiscal year ended December 31, 1995. Noel anticipates reporting a net loss of approximately $.5 million for the fiscal year ended December 31, 1996. The decrease in the net loss is attributable to the improved operating performance of certain of Noel's subsidiaries.